UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Forty Seven, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

34983P 104

(CUSIP Number)

Andrew Moley

Lightspeed Venture Partners

2200 Sand Hill Road

Menlo Park, CA  94025

Telephone:  (650) 234-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 2, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34983P 104

1.	Name of Reporting Persons. Lightspeed Venture Partners X, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,541,404 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,541,404 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,541,404 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.5% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)

This Schedule 13D is filed by Lightspeed Venture Partners X, L.P., a Cayman Islands exempted limited partnership (“Lightspeed X”), Lightspeed Affiliates X, L.P., a Cayman Islands exempted limited partnership (“Lightspeed Affiliates”), Lightspeed General Partner X, L.P., a Cayman Islands exempted limited partnership (“LGP X”), Lightspeed Ultimate General Partner X, Ltd., a Cayman Islands exempted company (“LUGP X”), Lightspeed Venture Partners Select II, L.P., a Cayman Islands exempted limited partnership (“Lightspeed Select II”), Lightspeed General Partner Select II, L.P., a Cayman Islands exempted limited partnership (“LGP Select II”), Lightspeed Ultimate General Partner Select II, Ltd., a Cayman Islands exempted company (“LUGP Select II”), Barry Eggers (“Eggers”), Jeremy Liew (“Liew”), Ravi Mhatre (“Mhatre”), Peter Y. Nieh (“Nieh”) and Christopher J. Schaepe (“Schaepe” and together with Lightspeed X, Lightspeed Affiliates, LGP X, LUGP X, Lightspeed Select II, LGP Select II, LUGP Select II, Eggers, Liew, Mhatre and Nieh, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Includes (a) 2,474,368 shares of Common Stock held by Lightspeed X and (b) 67,036 shares of Common Stock held by Lightspeed Affiliates. LUGP X serves as the sole general partner of LGP X, which serves as the sole general partner of Lightspeed X and Lightspeed Affiliates. Eggers, Liew, Mhatre, Nieh and Schaepe are directors of LUGP X and share voting and dispositive power over the shares held by Lightspeed X and Lightspeed Affiliates.

(3)	This percentage is calculated based upon 29,960,103 shares of the Issuer’s Common Stock outstanding following the Issuer’s IPO, as reported by the Issuer.

CUSIP No. 34983P 104

1.	Name of Reporting Persons. Lightspeed Affiliates X, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,541,404 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,541,404 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,541,404 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.5% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes (a) 2,474,368 shares of Common Stock held by Lightspeed X and (b) 67,036 shares of Common Stock held by Lightspeed Affiliates. LUGP X serves as the sole general partner of LGP X, which serves as the sole general partner of Lightspeed X and Lightspeed Affiliates. Eggers, Liew, Mhatre, Nieh and Schaepe are directors of LUGP X and share voting and dispositive power over the shares held by Lightspeed X and Lightspeed Affiliates.

(3)	This percentage is calculated based upon 29,960,103 shares of the Issuer’s Common Stock outstanding following the Issuer’s IPO, as reported by the Issuer.

CUSIP No. 34983P 104

1.	Name of Reporting Persons. Lightspeed General Partner X, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,541,404 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,541,404 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,541,404 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.5% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes (a) 2,474,368 shares of Common Stock held by Lightspeed X and (b) 67,036 shares of Common Stock held by Lightspeed Affiliates.  LUGP X serves as the sole general partner of LGP X, which serves as the sole general partner of Lightspeed X and Lightspeed Affiliates.  Eggers, Liew, Mhatre, Nieh and Schaepe are directors of LUGP X and share voting and dispositive power over the shares held by Lightspeed X and Lightspeed Affiliates.

(3)	This percentage is calculated based upon 29,960,103 shares of the Issuer’s Common Stock outstanding following the Issuer’s IPO, as reported by the Issuer.

CUSIP No. 34983P 104

1.	Name of Reporting Persons. Lightspeed Ultimate General Partner X, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,541,404 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,541,404 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,541,404 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.5% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes (a) 2,474,368 shares of Common Stock held by Lightspeed X and (b) 67,036 shares of Common Stock held by Lightspeed Affiliates. LUGP X serves as the sole general partner of LGP X, which serves as the sole general partner of Lightspeed X and Lightspeed Affiliates. Eggers, Liew, Mhatre, Nieh and Schaepe are directors of LUGP X and share voting and dispositive power over the shares held by Lightspeed X and Lightspeed Affiliates.

(3)	This percentage is calculated based upon 29,960,103 shares of the Issuer’s Common Stock outstanding following the Issuer’s IPO, as reported by the Issuer.

CUSIP No. 34983P 104

1.	Name of Reporting Persons. Lightspeed Venture Partners Select II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,784,269 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,784,269 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,784,269 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.0% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes 1,784,269 shares of Common Stock held by Lightspeed Select II. LUGP Select II serves as the sole general partner of LGP Select II, which serves as the sole general partner of Lightspeed Select II. Eggers, Liew, Mhatre, Nieh and Schaepe are directors of LUGP Select II and share voting and dispositive power over the shares held by Lightspeed Select II.

(3)	This percentage is calculated based upon 29,960,103 shares of the Issuer’s Common Stock outstanding following the Issuer’s IPO, as reported by the Issuer.

CUSIP No. 34983P 104

1.	Name of Reporting Persons. Lightspeed General Partner Select II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,784,269 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,784,269 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,784,269 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.0% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes 1,784,269 shares of Common Stock held by Lightspeed Select II. LUGP Select II serves as the sole general partner of LGP Select II, which serves as the sole general partner of Lightspeed Select II. Eggers, Liew, Mhatre, Nieh and Schaepe are directors of LUGP Select II and share voting and dispositive power over the shares held by Lightspeed Select II.

(3)	This percentage is calculated based upon 29,960,103 shares of the Issuer’s Common Stock outstanding following the Issuer’s IPO, as reported by the Issuer.

CUSIP No. 34983P 104

1.	Name of Reporting Persons. Lightspeed Ultimate General Partner Select II, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,784,269 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,784,269 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,784,269 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.0% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes 1,784,269 shares of Common Stock held by Lightspeed Select II. LUGP Select II serves as the sole general partner of LGP Select II, which serves as the sole general partner of Lightspeed Select II. Eggers, Liew, Mhatre, Nieh and Schaepe are directors of LUGP Select II and share voting and dispositive power over the shares held by Lightspeed Select II.

(3)	This percentage is calculated based upon 29,960,103 shares of the Issuer’s Common Stock outstanding following the Issuer’s IPO, as reported by the Issuer.

CUSIP No. 34983P 104

1.	Name of Reporting Persons. Barry Eggers

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,325,673 (2) (3)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,325,673 (2) (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,325,673 (2) (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.4% (4)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes (a) 2,474,368 shares of Common Stock held by Lightspeed X and (b) 67,036 shares of Common Stock held by Lightspeed Affiliates. LUGP X serves as the sole general partner of LGP X, which serves as the sole general partner of Lightspeed X and Lightspeed Affiliates. Eggers, Liew, Mhatre, Nieh and Schaepe are directors of LUGP X and share voting and dispositive power over the shares held by Lightspeed X and Lightspeed Affiliates.

(3)

Includes 1,784,269 shares of Common Stock held by Lightspeed Select II. LUGP Select II serves as the sole general partner of LGP Select II, which serves as the sole general partner of Lightspeed Select II. Eggers, Liew, Mhatre, Nieh and Schaepe are directors of LUGP Select II and share voting and dispositive power over the shares held by Lightspeed Select II.

(4)	This percentage is calculated based upon 29,960,103 shares of the Issuer’s Common Stock outstanding following the Issuer’s IPO, as reported by the Issuer.

CUSIP No. 34983P 104

1.	Name of Reporting Persons. Jeremy Liew

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,325,673 (2) (3)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,325,673 (2) (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,325,673 (2) (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.4% (4)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes (a) 2,474,368 shares of Common Stock held by Lightspeed X and (b) 67,036 shares of Common Stock held by Lightspeed Affiliates. LUGP X serves as the sole general partner of LGP X, which serves as the sole general partner of Lightspeed X and Lightspeed Affiliates. Eggers, Liew, Mhatre, Nieh and Schaepe are directors of LUGP X and share voting and dispositive power over the shares held by Lightspeed X and Lightspeed Affiliates.

(3)

Includes 1,784,269 shares of Common Stock held by Lightspeed Select II. LUGP Select II serves as the sole general partner of LGP Select II, which serves as the sole general partner of Lightspeed Select II. Eggers, Liew, Mhatre, Nieh and Schaepe are directors of LUGP Select II and share voting and dispositive power over the shares held by Lightspeed Select II.

(4)	This percentage is calculated based upon 29,960,103 shares of the Issuer’s Common Stock outstanding following the Issuer’s IPO, as reported by the Issuer.

CUSIP No. 34983P 104

1.	Name of Reporting Persons. Ravi Mhatre

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,325,673 (2) (3)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,325,673 (2) (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,325,673 (2) (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.4% (4)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes (a) 2,474,368 shares of Common Stock held by Lightspeed X and (b) 67,036 shares of Common Stock held by Lightspeed Affiliates. LUGP X serves as the sole general partner of LGP X, which serves as the sole general partner of Lightspeed X and Lightspeed Affiliates. Eggers, Liew, Mhatre, Nieh and Schaepe are directors of LUGP X and share voting and dispositive power over the shares held by Lightspeed X and Lightspeed Affiliates.

(3)

Includes 1,784,269 shares of Common Stock held by Lightspeed Select II. LUGP Select II serves as the sole general partner of LGP Select II, which serves as the sole general partner of Lightspeed Select II. Eggers, Liew, Mhatre, Nieh and Schaepe are directors of LUGP Select II and share voting and dispositive power over the shares held by Lightspeed Select II.

(4)	This percentage is calculated based upon 29,960,103 shares of the Issuer’s Common Stock outstanding following the Issuer’s IPO, as reported by the Issuer.

CUSIP No. 34983P 104

1.	Name of Reporting Persons. Peter Y. Nieh

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,325,673 (2) (3)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,325,673 (2) (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,325,673 (2) (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.4% (4)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes (a) 2,474,368 shares of Common Stock held by Lightspeed X and (b) 67,036 shares of Common Stock held by Lightspeed Affiliates. LUGP X serves as the sole general partner of LGP X, which serves as the sole general partner of Lightspeed X and Lightspeed Affiliates. Eggers, Liew, Mhatre, Nieh and Schaepe are directors of LUGP X and share voting and dispositive power over the shares held by Lightspeed X and Lightspeed Affiliates.

(3)

Includes 1,784,269 shares of Common Stock held by Lightspeed Select II. LUGP Select II serves as the sole general partner of LGP Select II, which serves as the sole general partner of Lightspeed Select II. Eggers, Liew, Mhatre, Nieh and Schaepe are directors of LUGP Select II and share voting and dispositive power over the shares held by Lightspeed Select II.

(4)	This percentage is calculated based upon 29,960,103 shares of the Issuer’s Common Stock outstanding following the Issuer’s IPO, as reported by the Issuer.

CUSIP No. 34983P 104

1.	Name of Reporting Persons. Christopher J. Schaepe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 20,645 (2)

	8.	Shared Voting Power 4,325,673 (3) (4)

	9.	Sole Dispositive Power 20,645 (2)

	10.	Shared Dispositive Power 4,325,673 (3) (4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,346,318 (2) (3) (4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.5% (5)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 20,645 shares of Common Stock issuable to Schaepe pursuant to options exercisable within 60 days of the date of this Schedule 13D.
(3)

Includes (a) 2,474,368 shares of Common Stock held by Lightspeed X and (b) 67,036 shares of Common Stock held by Lightspeed Affiliates. LUGP X serves as the sole general partner of LGP X, which serves as the sole general partner of Lightspeed X and Lightspeed Affiliates. Eggers, Liew, Mhatre, Nieh and Schaepe are directors of LUGP X and share voting and dispositive power over the shares held by Lightspeed X and Lightspeed Affiliates.

(4)

Includes 1,784,269 shares of Common Stock held by Lightspeed Select II. LUGP Select II serves as the sole general partner of LGP Select II, which serves as the sole general partner of Lightspeed Select II. Eggers, Liew, Mhatre, Nieh and Schaepe are directors of LUGP Select II and share voting and dispositive power over the shares held by Lightspeed Select II.

(5)	This percentage is calculated based upon 29,960,103 shares of the Issuer’s Common Stock outstanding following the Issuer’s IPO, as reported by the Issuer.

Explanatory Note:

This Schedule 13D is being filed by the Reporting Persons to report the acquisition of shares of common stock, par value $0.0001 per share (the “Common Stock”), of Forty Seven, Inc., a Delaware corporation (the “Issuer”).

Item 1.  Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the Common Stock of the Issuer. The Issuer’s principal executive office is located at 1490 O’Brien Drive, Suite A, Menlo Park, California 94025.

Item 2.  Identity and Background

(a)                     The entities and persons filing this statement (collectively, the “Reporting Persons”) are:

Lightspeed Venture Partners X, L.P. (“Lightspeed X”)

Lightspeed Affiliates X, L.P. (“Lightspeed Affiliates”)

Lightspeed General Partner X, L.P. (“LGP X”)

Lightspeed Ultimate General Partner X, Ltd. (“LUGP X”)

Lightspeed Venture Partners Select II, L.P. (“Lightspeed Select II”)

Lightspeed General Partner Select II, L.P. (“LGP Select II”)

Lightspeed Ultimate General Partner Select II, Ltd. (“LUGP Select II”)

Barry Eggers (“Eggers”)

Jeremy Liew (“Liew”)

Ravi Mhatre (“Mhatre”)

Peter Y. Nieh (“Nieh”)

Christopher J. Schaepe (“Schaepe”)

The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b)                     The address of the principal place of business for each of the Reporting Persons is 2200 Sand Hill Road, Menlo Park, CA 94025.

(c)                      The principal business of each of the Reporting Persons is venture capital investment.

(d)                     During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                      During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                       Citizenship:

Entities:	Lightspeed X	—	Cayman Islands
	Lightspeed Affiliates	—	Cayman Islands
	LGP X	—	Cayman Islands
	LUGP X	—	Cayman Islands
	Lightspeed Select II	—	Cayman Islands
	LGP Select II	—	Cayman Islands

	LUGP Select II	—	Cayman Islands

Individuals:	Eggers	—	United States of America
	Liew	—	United States of America
	Mhatre	—	United States of America
	Nieh	—	United States of America
	Schaepe	—	United States of America

Item 3.                                 Source and Amount of Funds or Other Consideration

As of the date hereof, one or more of the Reporting Persons may be deemed to beneficially own (as described more specifically in Item 5 below) an aggregate of 4,325,673 shares of Common Stock, consisting of: (i) 2,474,368 shares of Common Stock that were issued to Lightspeed X in connection with the Issuer’s initial public offering (the “IPO”) upon conversion of shares of various series of preferred stock (the “Preferred Stock”) purchased by Lightspeed X; (ii) 67,036 shares of Common Stock that were issued to Lightspeed Affiliates in connection with the IPO upon conversion of shares of Preferred Stock purchased by Lightspeed Affiliates; (iii) 1,315,519 shares of Common Stock that were issued to Lightspeed Select II in connection with the IPO upon conversion of shares of Preferred Stock purchased by Lightspeed Select II; and (iv) 468,750 shares of Common Stock that were purchased by Lightspeed Select II in the IPO at the public offering price of $16.00 per share on July 2, 2018.

The shares of Preferred Stock acquired prior to the IPO were purchased for an aggregate purchase price of approximately $34.85 million.  The shares of Common Stock acquired in the IPO were purchased for an aggregate purchase price of $7.5 million.

The source of the funds used by Lightspeed X, Lightspeed Affiliates and Lightspeed Select II was capital contributions by the partners of Lightspeed X, Lightspeed Affiliates and Lightspeed Select II, respectively.

Item 4.                                 Purpose of Transaction

The Common Stock of the Issuer acquired by Lightspeed X, Lightspeed Affiliates and Lightspeed Select II was acquired solely for investment purposes. Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions.  In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time.  Each of the Reporting Persons reserve the right to increase or decrease its holdings on such terms and at such times as each may decide.

Schaepe is a member of the Board of Directors of the Issuer and is also a director of LUGP X and LUGP Select II.

Other than as described above in this Item 4, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5.                                 Interest in Securities of the Issuer

The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons is provided as of June 28, 2018:

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (4)
Lightspeed X (1)	2,474,368	0	2,541,404	0	2,541,404	2,541,404	8.5%
Lightspeed Affiliates (1)	67,036	0	2,541,404	0	2,541,404	2,541,404	8.5%
LGP X (1)	0	0	2,541,404	0	2,541,404	2,541,404	8.5%
LUGP X (1)	0	0	2,541,404	0	2,541,404	2,541,404	8.5%
Lightspeed Select II (2)	1,784,269	0	1,784,269	0	1,784,269	1,784,269	6.0%
LGP Select II (2)	0	0	1,784,269	0	1,784,269	1,784,269	6.0%
LUGP Select II (2)	0	0	1,784,269	0	1,784,269	1,784,269	6.0%
Eggers (1) (2)	0	0	4,325,673	0	4,325,673	4,325,673	14.4%
Liew (1) (2)	0	0	4,325,673	0	4,325,673	4,325,673	14.4%
Mhatre (1) (2)	0	0	4,325,673	0	4,325,673	4,325,673	14.4%
Nieh (1) (2)	0	0	4,325,673	0	4,325,673	4,325,673	14.4%
Schaepe (1) (2) (3)	20,645	20,645	4,325,673	20,645	4,325,673	4,346,318	14.5%

(1)         Shared power includes (a) 2,474,368 shares of Common Stock held by Lightspeed X and (b) 67,036 shares of Common Stock held by Lightspeed Affiliates.  LUGP X serves as the sole general partner of LGP X, which serves as the sole general partner of Lightspeed X and Lightspeed Affiliates.  Eggers, Liew, Mhatre, Nieh and Schaepe are directors of LUGP X and share voting and dispositive power over the shares held by Lightspeed X and Lightspeed Affiliates.

(2)         Shared power includes 1,784,269 shares of Common Stock held by Lightspeed Select II.  LUGP Select II serves as the sole general partner of LGP Select II, which serves as the sole general partner of Lightspeed Select II.  Eggers, Liew, Mhatre, Nieh and Schaepe are directors of LUGP Select II and share voting and dispositive power over the shares held by Lightspeed Select II.

(3)         Includes 20,645 shares of Common Stock issuable to Schaepe pursuant to options exercisable within 60 days of the date of this Schedule 13D.

(4)         This percentage is calculated based upon 29,960,103 shares of the Issuer’s Common Stock outstanding following the Issuer’s IPO, as reported by the Issuer.

The information provided in Item 3 is hereby incorporated by reference.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Investor Rights Agreement

Certain of the Reporting Persons and certain other stockholders of the Issuer entered into an Amended and Restated Investor Rights Agreement dated October 17, 2017 (the “Investor Rights Agreement”), with the Issuer. Under the Investor Rights Agreement, holders of registrable securities can demand that the Issuer file a registration statement or request that their shares be included on a registration statement that the Issuer is otherwise filing, in either case, registering the resale of their shares of Common Stock. These registration rights are subject to conditions and limitations, including the right, in certain circumstances, of the underwriters of an offering to limit the number of shares included in such registration.

Demand Registration Rights

At any time beginning after December 24, 2018, upon the written request of the holders of more than 50% of the Issuer’s registrable securities then outstanding that the Issuer file a registration statement under the Securities Act covering at least 50% of the registrable securities then outstanding, or lesser percent if the anticipated aggregate offering price, net of selling expenses, would exceed $7.5 million, the Issuer is obligated to register the sale of all registrable securities that the holders may request in writing to be registered. The Issuer is required to effect no more than two registration statements that are declared or ordered effective. The Issuer may postpone the filing of a registration statement for up to 120 days once in a 12-month period if in the good faith judgment of its board of directors such registration would be seriously detrimental to the Issuer.

Piggyback Registration Rights

If the Issuer registers any of its securities for public sale, either for its own account or for the account of other security holders, it will also have to register all registrable securities that the holders of such securities request in writing be registered. This piggyback registration right does not apply to a registration relating to any of the Issuer’s stock plans, stock purchase or similar plan, a transaction under Rule 145 of the Securities Act or a registration related to stock issued upon conversion of debt securities. The Issuer, based on consultation with the underwriters of any underwritten offering will have the right to limit the number of shares registered by these holders if the underwriters determine that including all registrable securities will jeopardize the success of the offering.

Form S-3 Registration Rights

The holders of registrable securities can request that the Issuer register all or a portion of their shares on Form S-3 if it is eligible to file a registration statement on Form S-3 and the aggregate price to the public of the shares offered is in excess of $1.0 million (net of underwriting discounts and commissions, if any). The issuer is required to effect no more than two Form S-3 registration statements that are declared or ordered effective in any 12-month period. The Issuer may postpone the filing of a registration statement for up to 120 days not more than twice in a 12-month period if in the good faith judgment of its board of directors such registration would be seriously detrimental to the Issuer.

Expenses of Registration

The Issuer will pay the registration expenses (other than underwriting discounts, selling commissions and stock transfer taxes) of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described above.

Expiration of Registration Rights

The demand, piggyback and Form S-3 registration rights described above will terminate on the date five years following the closing of the IPO.

Lock-Up Agreements

Each of the Reporting Persons, along with all of the Issuer’s directors and officers and the other holders of substantially all of the Issuer’s Common Stock and securities convertible into or exercisable or exchangeable for the Issuer’s Common Stock outstanding immediately upon the closing of the IPO have agreed with

Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC on behalf of the underwriters for the IPO that, for a period ending on and including December 24, 2018, subject to certain exceptions, they will not, directly or indirectly, dispose of any of the Issuer’s Common Stock or securities convertible into or exercisable or exchangeable for Common Stock (but not including the shares of Common Stock purchased in the IPO), except with the prior written consent of Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC, in their sole discretion, with or without notice, on behalf of the underwriters.

Other than as described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

The foregoing description of the terms of the Investor Rights Agreement and the lock-up agreement is not complete and is qualified in its entirety by reference to the text of the Investor Rights Agreement and form of lock-up agreement, which are filed herewith as Exhibits A and B, respectively, and incorporated herein by reference.

Other than as described in this Item 6, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power of the securities of the Issuer.

Item 7.                                 Material to be Filed as Exhibits

A.                                    Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-225390), filed June 18, 2018).

B.                                    Amended and Restated Investor Rights Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-225390), filed June 1, 2018).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 12, 2018

Lightspeed Venture Partners X, L.P.

By:	Lightspeed General Partner X, L.P.
Its:	General Partner

By:	Lightspeed Ultimate General Partner X, Ltd.
Its:	General Partner

By:	/s/ Christopher J. Schaepe
Authorized Representative

Lightspeed Affiliates X, L.P.

By:	Lightspeed General Partner X, L.P.
Its:	General Partner

By:	Lightspeed Ultimate General Partner X, Ltd.
Its:	General Partner

By:	/s/ Christopher J. Schaepe
Authorized Representative

Lightspeed General Partner X, L.P.

By:	Lightspeed Ultimate General Partner X, Ltd.
Its:	General Partner

By:	/s/ Christopher J. Schaepe
Authorized Representative

Lightspeed Ultimate General Partner X, Ltd.

By:	/s/ Christopher J. Schaepe
Authorized Representative

Lightspeed Venture Partners Select II, L.P.

By:	Lightspeed General Partner Select II, L.P.
Its:	General Partner

By:	Lightspeed Ultimate General Partner Select II, Ltd.
Its:	General Partner

By:	/s/ Christopher J. Schaepe
Authorized Representative

Lightspeed General Partner Select II, L.P.

By:	Lightspeed Ultimate General Partner Select II, Ltd.
Its:	General Partner

By:	/s/ Christopher J. Schaepe
Authorized Representative

Lightspeed Ultimate General Partner Select II, Ltd.

By:	/s/ Christopher J. Schaepe
Authorized Representative

By:	/s/ Barry Eggers
Barry Eggers

By:	/s/ Jeremy Liew
Jeremy Liew

By:	/s/ Ravi Mhatre
Ravi Mhatre

By:	/s/ Peter Y. Nieh
Peter Y. Nieh

By:	/s/ Christopher J. Schaepe
Christopher J. Schaepe

Exhibit Index

A.                                    Agreement regarding filing of joint Schedule 13D.

Exhibit A

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D (and any amendments thereto) relating to the beneficial ownership by the undersigned of the Common Stock of Forty Seven, Inc. is filed on behalf of each of the undersigned.

Date:  July 12, 2018

Lightspeed Venture Partners X, L.P.

By:	Lightspeed General Partner X, L.P.
Its:	General Partner

By:	Lightspeed Ultimate General Partner X, Ltd.
Its:	General Partner

By:	/s/ Christopher J. Schaepe
Authorized Representative

Lightspeed Affiliates X, L.P.

By:	Lightspeed General Partner X, L.P.
Its:	General Partner

By:	Lightspeed Ultimate General Partner X, Ltd.
Its:	General Partner

By:	/s/ Christopher J. Schaepe
Authorized Representative

Lightspeed General Partner X, L.P.

By:	Lightspeed Ultimate General Partner X, Ltd.
Its:	General Partner

By:	/s/ Christopher J. Schaepe
Authorized Representative

Lightspeed Ultimate General Partner X, Ltd.

By:	/s/ Christopher J. Schaepe
Authorized Representative

Lightspeed Venture Partners Select II, L.P.

By:	Lightspeed General Partner Select II, L.P.
Its:	General Partner

By:	Lightspeed Ultimate General Partner Select II, Ltd.
Its:	General Partner

By:	/s/ Christopher J. Schaepe
Authorized Representative

Lightspeed General Partner Select II, L.P.

By:	Lightspeed Ultimate General Partner Select II, Ltd.
Its:	General Partner

By:	/s/ Christopher J. Schaepe
Authorized Representative

Lightspeed Ultimate General Partner Select II, Ltd.

By:	/s/ Christopher J. Schaepe
Authorized Representative

By:	/s/ Barry Eggers
Barry Eggers

By:	/s/ Jeremy Liew
Jeremy Liew

By:	/s/ Ravi Mhatre
Ravi Mhatre

By:	/s/ Peter Y. Nieh
Peter Y. Nieh

By:	/s/ Christopher J. Schaepe
Christopher J. Schaepe